Exhibit 99.1

eHi Car Services Announces Resignation and Appointment of Director

SHANGHAI, June 30, 2017 – eHi Car Services Limited (“eHi” or the “Company”) (NYSE: EHIC), a leading car rental and car services provider in China, today announced that Mr. James Jianzhang Liang has resigned from the Company’s board of directors due to personal reasons, effective immediately. Upon his resignation, Mr. Liang will also cease to serve as a member of the Company’s compensation committee and corporate governance and nominating committee. Mr. Liang confirmed that there is no disagreement between him and the Company.

In order to fill in the vacancy resulted from Mr. Liang’s resignation, the Company has appointed Mr. Gang Chen as a director of the Company. Mr. Chen will also serve as a member of the compensation committee and corporate governance and nominating committee of the Company.

Mr. Gang Chen is currently a senior vice president of Ctrip and is responsible for its Ground Transport business and the Innovation Works. He also helped establish Ctrip’s Bus Ticketing business in 2014 and Train Ticketing business in 2013. Prior to Ctrip, Mr. Chen joined Tieyou Train Ticketing in 2011, which was subsequently acquired by Ctrip. Mr. Chen is a serial entrepreneur and had several start-up experiences. Mr. Chen obtained his master’s and bachelor’s degrees in Computer Science from Zhejiang University.

Mr. Ray Ruiping Zhang, eHi's Chairman and Chief Executive Officer, commented, “Mr. Liang has been a valuable member of eHi and brought to us his extensive experience in the travel industry in China as well as expertise in corporate governance. On behalf of the Company and myself, I would like to thank him for his contribution as our director for the past years.

“I am pleased to welcome Mr. Gang Chen, who brings years of leadership and entrepreneurship experience in the travel industry with a successful track record. We look forward to working with him, leveraging his experience and capabilities as we continue to expand our operations in China,” Mr. Zhang concluded.

About eHi Car Services Limited

eHi Car Services Limited (NYSE: EHIC) is one of the leading car rental and car services providers in China. The Company’s mission is to provide comprehensive mobility solutions as an alternative to car ownership by best utilizing existing resources and sharing economy to create optimal value. eHi distinguishes itself in China’s fast-growing car rental and car services market through its complementary business model, customer-centric corporate culture, broad geographic coverage, efficient fleet management, leading brand name, and commitment to technological innovation. eHi is the exclusive strategic partner in China of Enterprise, the largest car rental company in the world, and is the designated and preferred business partner of Ctrip, a leader in the online travel agency industry in China. For more information regarding eHi, please visit http://en.1hai.cn.

For investor and media inquiries, please contact:

eHi Car Services Limited

Tel: +86 (21) 6468-7000 ext. 8742

E-mail: ir@ehic.com.cn

The Piacente Group, Inc.

Ms. Brandi Piacente

Tel: +1-212-481-2050

E-mail: ehi@tpg-ir.com